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Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIOS

SWEDISH GAAP

	Year ended April 30,	10 months ended February 29,	Year ended February 28,			Year ended February 29,
	1999	2000	2001	2002	2003	2004
	SEK	SEK	SEK	SEK	SEK	SEK
	(in millions, except for ratios)
Earnings =
Net income (loss)	54	12	4	(173)	(179)	(171)
+ Income tax expense (benefit)	39	(1)	42	(46)	(49)	(83)
+ Fixed charges	74	57	118	172	225	265

=	167	68	164	(47)	(3)	11

Fixed charges =
Interest expense	69	46	95	85	100	105
Amortization of financing costs	3	0	7	10	8	31
Interest element on operating leases	2	11	16	77	117	129

=	74	57	118	172	225	265

Ratio of earnings to fixed charges
Earnings	167	68	164	(47)	(3)	11
Fixed charges	74	57	118	172	225	265

=	2.3	1.2	1.4	—	—	0.0

Earnings are insufficient to cover fixed charges by:				219	228

U.S. GAAP

	Year ended February 28,
			Year ended February 29, 2004
	2002	2003
	SEK	SEK	SEK
	(in millions, except for ratios)
Earnings under U.S. GAAP =
Net loss under U.S. GAAP	(188)	(168)	(127)
Add back taxes (Swedish)	(46)	(49)	(83)
Tax adjustment U.S. GAAP	6	(9)	12
Fixed charges under U.S. GAAP	172	225	265

=	(56)	(1)	67

Fixed charges under U.S. GAAP =
Interest expense	85	100	105
Amortization of financing costs	10	8	31
Interest element on operating leases	77	117	129

=	172	225	265

Ratio of earnings to fixed charges under U.S. GAAP
Earnings	(56)	(1)	67
Fixed charges	172	225	265

=	—	—	0.3

Earnings are insufficient to cover fixed charges by:	228	226

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  Exhibit 12.1
STATEMENT RE COMPUTATION OF RATIOS